Exhibit 99.1

ProQR Therapeutics N.V. Press Release September 12, 2017

FINAL – FOR RELEASE

ProQR spins out Amylon Therapeutics as a privately-held company focused on central nervous system (CNS) therapeutics

Key updates

•	ProQR spins out CNS-focused company, Amylon Therapeutics, with seed funding from a group of institutional and private investors.

•	As part of the transaction, ProQR has granted an exclusive license to Amylon to develop therapeutics for beta amyloid related disorders and will be entitled to future milestones and royalties from the products developed.

•	Amylon will initially focus on developing a RNA-based therapy for a rare genetic disease which leads to strokes at mid-adulthood, called HCHWA-D. A future beta amyloid related indication could include cerebral amyloid angiopathy or CAA.

•	ProQR will retain a majority ownership stake in the privately-held company.

LEIDEN, the Netherlands, September 12 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced that the company has spun out Amylon Therapeutics (Amylon), a privately-held company focused on the development of therapies for central nervous system (CNS) disorders, with seed funding from a group of institutional and private investors. As part of the transaction, ProQR has granted an exclusive license to Amylon to develop therapeutics for beta amyloid related disorders. Amylon will use the license and proceeds to continue research and development of therapies for CNS disorders, with an initial focus on a RNA-based treatment for a rare genetic disease that leads to strokes at mid-adulthood, called Hereditary Cerebral Hemorrhage with Amyloidosis of the Dutch type (HCHWA-D). A future beta amyloid related indication could include cerebral amyloid angiopathy (CAA). ProQR retains majority ownership in Amylon and is entitled to future milestones and royalties from the products developed by Amylon on the terms and conditions set forth in the license.

Amylon will be led by Thomas de Vlaam as founding CEO, who holds a bachelor’s degree in international medicine and global health. Thomas joined ProQR in 2015 to incubate the CNS activities, with the goal of spinning it out into a new company. On behalf of ProQR, Dinko Valerio, the Chairman of the Supervisory board of ProQR, will join the Supervisory board of Amylon and Gerard Platenburg, Chief Innovation Officer of ProQR, will join the scientific advisory board of Amylon.

Since its inception in 2012, ProQR has invested significantly in discovering and developing innovative RNA therapies for severe genetic rare diseases. This has led to an extensive pipeline of discovery development programs that are harbored in separate business units with dedicated teams of specialists focused on cystic fibrosis, eye diseases, skin diseases and CNS diseases.

“As part of our corporate strategy to bring as many of our programs to patients as possible, we built ProQR as a group of focused business units that enable us to attract external funding directly into the individual development programs or ultimately spin programs out as we have now done with Amylon,” said Daniel de Boer, Chief Executive Officer of ProQR. “Through spinning out Amylon, we position the beta amyloid program for optimal success with a dedicated team and the funding to develop treatments for patients suffering from these devastating brain diseases. Through our involvement in the Supervisory board and scientific advisory board of Amylon we will continue to assist Thomas and his team in building success.”

”The unmet need of patients living with beta amyloid related disorders is very significant and to date no disease modifying treatments are available,” said Thomas Wisniewski, Director of the Alzheimer’s Disease Research Center in New York. “The technology that Amylon is developing for these patients is built on a solid scientific rationale and holds great promise for patients.”

The scientific advisory board at Amylon will consist of the following members:

•	Thomas Wisniewski MD, Lulu P. and David J. Levidow Professor of Neurology, Pathology and Psychiatry at the New York University School of Medicine.

•	Philip Scheltens MD, Professor of Neurology and Director of Alzheimer Center at the VU University Medical Center Amsterdam.

•	Gerard Platenburg, Co-founder and Chief Innovation Officer of ProQR.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About Amylon

Amylon Therapeutics is a privately-owned company targeting CNS disorders through an ultra genetics approach in which developing treatments for rare genetic disorders can serve as a possible gateway to global indications. It is using its technology for beta-amyloid related disorders to initially target a rare disease called HCHWA-D, with potential expansion into more prevalent indications such as CAA and Alzheimer’s disease. Amylon is led by a combination of ambitious entrepreneurs and experienced biotech veterans. Amylon is a spin-off from NASDAQ listed ProQR Therapeutics.

About HCHWA-D

Hereditary Cerebral Hemorrhage with Amyloidosis of the Dutch type (HCHWA-D) is the genetic subtype of cerebral amyloid angiopathy (CAA), in which a point mutation leads to the accelerated onset of disease. The condition is characterized by a progressive loss of intellectual function (dementia), stroke, and other neurological problems starting in mid-adulthood. Most affected individuals die within a decade after signs and symptoms first appear, and after onset the quality of life diminishes quickly and severely. There is currently no intervention available nor in development to battle the cause and/or symptoms of HCHWA-D.

About CAA

Cerebral amyloid angiopathy (CAA) is the leading cause of hemorrhagic (bleeding) stroke in the elderly. The disease is caused by the aggregation and deposition of the toxic peptide Amyloid Beta in the blood vessels in the brain. These vascular amyloid deposits ultimately cause irreparable damage to the vessel walls and lead to hemorrhagic stroke. There are currently no effective prevention or treatment strategies for CAA.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding Amylon Therapeutics, our license with Amylon, including the future milestones and royalty terms contained therein, the product candidates of Amylon, including the clinical development and therapeutic potential thereof, and other programs in our product candidate pipeline. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our ability to maintain our ownership interest in Amylon and or license with Amylon, Amylon’s ability to continue development of its product candidates and obtain additional funding for their advancement, clinical development activities, including that positive results observed in prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com